HOLMES  HERBS,  INC.
     8655 East Via De Ventura G200 Scottsdale, AZ 85258  USA
            Telephone 480-678-4473   Fax 480-346-1010

April 10, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:  Michael Moran, Accounting Branch Chief
            Brian McAllister, Staff Accountant

RE:   Holmes Herbs, Inc.
      Form 10-KSB/A for fiscal year ended December 31, 2004, filed March 23, 2006
      Form 10-QSB for fiscal quarter ended September 30, 2005, filed December 2, 2005
      File No. 0-31129

Dear Mr. Moran,

We are in receipt of your comment letter dated March 27, 2006, regarding the above identified annual and quarterly reports of Holmes Herbs, Inc. (the "Company"). The Company is filing this letter via EDGAR. This letter sets forth the Company's responses to your comments. We have restated your comments below and each comment is followed by the Company's responses.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Item 6: Management's Discussion and Analysis or Plan of Operation, page 4.
-------------------------------------------------------------------------

Comment No. 1:  You disclose you are engaged in the distribution of herbal and nutritional medicine products, that you sell SolarTherm products and provide homeopath and nutritional services on your website. We were not able to locate these products or services on the website, www.holmesherbs.com. Instead, we were directed to Holmes BioPharma, which is stated to be a research operation designed to provide clinical research activities. In your future Form 10-KSB, please provide a revised executive overview accurately discussing your present business operations and your plan of operations for the next twelve months. See Item 303 of Regulation S-B. Alternatively, please tell us why this revision is not applicable. In your response, please show us what your revised disclosures will look like. Also, please update the description of your business in Item 1 and in the notes to your financial statements, as applicable.


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Response:   During the fiscal year ended December 31, 2004 our business was focused on the sale of Solar Therm products. In the fourth quarter of 2004, management entered into discussions with third parties to enter the clinical research business. We changed our website in late September 2005 to reflect our change to the clinical research business and we intend to change the name of the company to Holmes BioPhrama. Our 2005 annual report on Form 10-KSB and the notes to those financial statements will include a description of our new business.

Item 7.  Financial Statements, page 6
-------------------------------------

Statement of Stockholders' Equity (Deficit), page 11
----------------------------------------------------

Comment No. 2:  We note your response to comment 4 in our letter dated
                December 30, 2005. Please tell us if you recorded compensation charges related to the issuance of common shares to Mr. Metcalfe and Ms. Creed. If you have, tell us how you established the service or recognition periods and the expense amount associated with the awards to both Mr. Metcalfe and Ms. Creed. Tell us why you disclose that you issued 2,000 post split shares to Mr. Metcalfe on March 5, 2004. We note that Schedule A of Mr. Metcalfe's compensation agreement states that common shares will be issued and delivered at the commencement of the agreement or January, 1, 2002. We refer you to exhibit 10.1 on Form 10-KSB filed on May 6, 2002.

Response:    Compensation expense of $7,500 for the 3,000 post-split shares issued to Mr. Metcalfe and Ms. Creed was included in general, selling and administrative expenses for the year ended December 31, 2004. Mr. Metcalfe represented a change in management of the Company in January 2002 and Ms. Creed was appointed to our advisory board in January 2002. The service period for the written agreement with Mr. Metcalfe and the oral agreement with Ms. Creed was from January 1, 2002 to December 31, 2003. Management determined that there was no urgency to issue the shares to Mr. Metcalfe and Ms. Creed in 2002 due to the lack of liquidity of the shares at that time and the Board completed the issuance in March 2004.

Comment No. 3:  In 2004 we note you recorded $7,500 of paid-in-capital described as 'issuance of common stock for services.' The filing also discloses Mr. Metcalfe's other annual compensation is $5,000 and that common shares issued in 2004 were valued at $12,500. We refer you to page 17. Please tell us if the amount in your statement of shareholders' equity represents common stock awards for Mr. Metcalfe, Ms. Creed, both or neither person. Then tell us how the compensation amounts disclosed in
                Item 10 are presented in the statement of stockholders' equity
               (deficit), if at all.

Response:   The $7,500 amount in the statement of stockholders' equity represents the 3,000


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shares of common stock awarded to Mr. Metcalfe and Ms. Creed.  The $12,500 amount, disclosed in Item 10 is the value of shares issued in 2003, that was mistakenly entered into the compensation disclosure on page 17. The correct amount for Mr. Metcalfe is 2,000 shares valued at $5,000 issued in 2004.

Comment No. 4:  Please tell us how you estimated the fair values of common shares awarded to Mr. Metcalfe and Ms. Creed. In doing so, please provide objective evidence as the best support for the determination of fair value. Examples of objective evidence include transactions with third parties involving the issuances or repurchases of stock for cash at or near the date of issuing the awards. For instance, we note Mr. Metcalfe's award was issued at $0.25 per share. Between 2002 and 2004, Mr. Metcalfe's employment agreement period, private placements for common shares were issued for prices ranging between $6.25 and $0.025 per share.

Response:   The Company estimated the fair value of the shares issued to Mr.
Metcalfe and Ms. Creed in January 2002 at $0.10 per share based upon the fact that the Company did not have a positive book value at that time, the common stock was not trading on a market and the most recent sale of shares was six months earlier in July 2001.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005
-------------------------------------------------------

Note 6. Other Activity, page 13
-------------------------------

Comment no. 5:  We note your response to comment 16 in our letter dated
                December 30, 2005. Please confirm that you received the entire $32,250 in cash for the stock subscription by August 2005 and that the common shares were in fact issued and outstanding as of the issuance of Form 10-Q. Note your disclosure states the shares were not issued. We refer you to page 15. If the shares were not issued as of the date of Form 10-Q, please tell us how the transaction is presented in your financial statements.


Response:   At September 30, 2005, the Company had received subscriptions for
64,500 shares and received $32,250 in cash. The shares were not issued to the purchasers as of September 30, 2005, and this amount was included as a receivable. Note 3 to the financial statements will be corrected to state that the shares were not issued as of September 30, 2005.

                      **********************
The Company acknowledges that:

..      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;


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..      staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

..      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


The Company hopes that this response to your comment letter adequately addresses your concerns. The Company's counsel, Cindy Shy, will contact Mr. McAllister to confirm which amended documents are required. If you have further questions or comments please contact Cindy Shy at (435) 674-1282 or fax (435) 673-2127.


Sincerely,


/s/ John Metcalfe

John Metcalfe
President




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